Exhibit 99.1

Media Release

Planegg/Munich, Germany, November 6, 2019

MorphoSys to Present Data on Tafasitamab at ASH 2019 Meeting

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) today announced presentation of so far unpublished data on tafasitamab, its proprietary key asset and investigational hemato-oncological drug candidate, at the upcoming 61th American Society of Hematology (ASH) 2019 Annual Meeting, taking place from December 7-10, 2019 in Orlando, Florida.

This year, overall four abstracts feature the clinical development of tafasitamab in diffuse large B-cell lymphoma (DLBCL) as well as other blood cancer indications. In addition, three abstracts feature preclinical data.

Abstracts on the clinical development of tafasitamab in DLBCL:

•	Subgroup analysis from the L-MIND trial, a phase 2 study assessing tafasitamab in combination with lenalidomide in patients with relapsed or refractory DLBCL

•	Trial in progress update for the First-MIND trial, an open label, randomized study in patients with newly diagnosed DLBCL

Abstracts on the clinical development of tafasitamab in other blood cancer indications:

•	Results from the COSMOS trial, assessing tafasitamab in combination with idelalisib or venetoclax in patients with relapsed of refractory chronic lymphocytic leukemia (CLL)

•	Final analysis and long term follow-up of tafasitamab monotherapy in patients with relapsed or refractory B-Cell Non-Hodgkin’s Lymphoma (NHL)

Preclinical abstracts on in vitro studies:

•	Study investigating gd T cells and allogeneic activated NK cells as effector cells for tafasitamab

•	Study investigating the influence of tafasitamab on CAR-T cell activity

•	Study investigating tumor-associated macrophages as effector cells for tafasitamab

“We are excited to present a number of important updates on our investigational compound tafasitamab at this year’s ASH,” said Dr. Malte Peters, Chief Development Officer of MorphoSys AG. “The seven accepted abstracts provide insights into our scientific and clinical activities to evaluate the efficacy and safety of tafasitamab. The data highlight our commitment to patients with high unmet medical needs.”

MorphoSys will meet ASH attendees at the Orange County Convention Center, at Booth #1261.

Details about MorphoSys’s abstracts accepted for presentation at ASH 2019:

Subgroup analysis from L-MIND, a Phase II Study of Tafafsitamab (MOR208) Combined with Lenalidomide in Patients with Relapsed or Refractory Diffuse Large B-Cell Lymphoma

Abstract publication number: 1582

Session: 626. Aggressive Lymphoma (Diffuse Large B-Cell and Other Aggressive B-Cell Non-Hodgkin Lymphomas) - Results from Prospective Clinical Trials: Poster I

Session date and time: Saturday, December 7th, 2019; 9:00am - 7:30pm ET

Poster presentation time: 5:30pm - 7:30pm ET

A Phase Ib, Open-label, Randomized Study to Assess Safety and Preliminary Efficacy of Tafasitamab (MOR208) or Tafasitamab + Lenalidomide in Addition to R-CHOP in Patients with Newly Diagnosed Diffuse Large B-Cell Lymphoma: The First-MIND Trial

Abstract publication number: 2877

Session: 626. Aggressive Lymphoma (Diffuse Large B-Cell and Other Aggressive B-Cell Non-Hodgkin Lymphomas) - Results from Prospective Clinical Trials: Poster II

Session date and time: Sunday, December 8th, 2019; 9:00am – 8:00pm ET

Poster presentation time: 6:00 pm – 8:00 pm ET

Primary Analysis of Anti-CD19 Tafasitamab (MOR208) Treatment in Combination with Idelalisib or Venetoclax in R/R CLL Patients Who Failed Prior BTK Inhibitor Therapy (COSMOS Trial)

Abstract publication number: 1754

Session: 642. CLL: Therapy, excluding Transplantation: Poster I

Session date and time: Saturday, December 7th, 2019; 9:00am - 7:30pm ET

Poster presentation time: 5:30pm - 7:30pm ET

A Phase IIa, Open-label, Multicenter Study of Single-Agent Tafasitamab (MOR208), an Fc-Optimized Anti-CD19 Antibody, in Patients with Relapsed or Refractory B-Cell Non-Hodgkin’s Lymphoma: Long-term Follow-up, Final Analysis

Abstract publication number: 4078

Session: 626. Aggressive Lymphoma (Diffuse Large B-Cell and Other Aggressive B-Cell Non-Hodgkin Lymphomas) - Results from Prospective Clinical Trials: Poster III

Session date and time: Monday, December 9th, 2019; 10:00am – 8:00pm ET

Poster presentation time: 6:00 pm – 8:00 pm ET

Targeting of CD19 by Tafasitamab Does Not Impair CD19 Directed Chimeric Antigen Receptor T Cell Activity In Vitro

Abstract publication number: 2859

Session: 625. Lymphoma: Pre-Clinical—Chemotherapy and Biologic Agents: Poster II

Session date and time: Sunday, December 8th, 2019; 9:00am – 8:00pm ET

Poster presentation time: 6:00 pm – 8:00 pm ET

Functional Characterization of Gamma Delta T Cells and Allogeneic Activated NK Cells as Effector Cells for Tafasitamab (MOR208)

Abstract publication number: 3801

Session: 605. Molecular pharmacology drug resistance - lymphoid and other diseases: Poster III

Session date and time: Monday, December 9th, 2019; 10:00am – 8:00pm ET

Poster presentation time: 6:00 pm – 8:00 pm ET

Mechanistic Characterization of Tafasitamab-Mediated Antibody-Dependent Cellular Phagocytosis Alone or in Combination with Lenalidomide

Abstract publication number: 4064

Session: 625. Lymphoma: Pre-Clinical—Chemotherapy and Biologic Agents: Poster III

Session date and time: Monday, December 9th, 2019; 10:00am – 8:00pm ET

Poster presentation time: 6:00 pm – 8:00 pm ET

The abstracts will also be available online in a supplemental issue of Blood. Additional information, including the abstracts, can be found in the online meeting program of the American Society of Hematology.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 405 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the progression of and upcoming data presentations from the clinical development of tafasitamab in combination with lenalidomide in the L-MIND study in r/r DLBCL, the clinical development of tafasitamab in combination with idelalisib or venetoclax in the COSMOS study in r/r CLL/SLL, the clinical development of tafasitamab in patients with newly diagnosed DLBCL as well as preclinical studies investigating tafasitamab. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the progression of and upcoming data presentations from the clinical development of tafasitamab in combination with lenalidomide in the L-MIND study in r/r DLBCL, the clinical development of tafasitamab in combination with idelalisib or venetoclax in the COSMOS study in r/r CLL/SLL, the clinical development of tafasitamab in patients with newly diagnosed DLBCL as well as preclinical studies investigating tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih

Head of Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26663

Sarah.Fakih@morphosys.com

Dr. Julia Neugebauer

Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-179

Julia.Neugebauer@morphosys.com

Dr. Verena Kupas

Manager Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26814

Verena.Kupas@morphosys.com